Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration Number 333-154975
June 21, 2010
TNP STRATEGIC RETAIL TRUST, INC.
     On June 15, 2010, GlobeSt.com, an online financial news and real estate industry publication, published an article entitled “TNP REIT to Buy $8M Shopping Center” concerning TNP Strategic Retail Trust, Inc. (which we refer to as “TNP Strategic Retail Trust” and, together with its subsidiaries, “we”, “our”, and “us”), the full text of which is reproduced below.
Clarifications and Corrections
     The article published by GlobeSt.com was not prepared by us or reviewed by us prior to its publication, nor were we aware of the publication of the article prior to June 15, 2010. With the exception of the quotations in the article attributed directly to Mr. Steve Corea, Senior Vice President of Acquisitions of our sponsor, Thompson National Properties, LLC, the article represents the author’s opinion, which is not endorsed or adopted by us.
     We believe that the following information is appropriate to clarify or correct information included in the article:
     1. With respect to the statements in the first and second paragraph of the article relating to our acquisition of the Northgate Plaza Shopping Center in Tucson, Arizona, or the Northgate property, from Crestline Investments, LLC for an aggregate purchase price of $8,050,000, including the assumption of a loan on the Northgate property in the amount of $4,430,000, we note that we have not yet closed the acquisition of the Northgate property. The acquisition of the Northgate property is subject to substantial conditions to closing, including: (1) the sale of a sufficient number of shares of common stock in our public offering to fund a portion of the purchase price; (2) the final approval of the lender for the existing indebtedness on the Northgate property for such indebtedness to be assumed by us and the receipt of other applicable third party consents; and (3) the absence of a material adverse change to the Northgate property prior to the date of the acquisition. We expect to close the acquisition of the Northgate property in the second quarter of 2010, however, there is no assurance that we will be able to complete the acquisition of the Northgate property on the terms set forth above, or at all.
     2. The article states in the first paragraph that “TNP Strategic Retail Trust Inc. has agreed to purchase Northgate Plaza Shopping Center for $8.1 million, which translates into a 9.5% cap rate.” We note that capitalization rate represents a widely followed measure of initial yield on investment which is determined by dividing the “net income” of a property by the purchase price of the property. As previously disclosed, the capitalization rate for the Northgate property is approximately 9.52% based upon in-place occupancy at the Northgate property of 80.73%.
     3. With respect to the statement in the second paragraph of the article that “It will assume a $4.4 million loan for the property,” we note that, as discussed above, the acquisition of the Northgate property is subject to substantial conditions to closing, including final approval of the lender for the existing indebtedness on the Northgate property for such indebtedness to be assumed by us.
     4. The statement in the third paragraph of the article that Steve Corea is “[t]he senior vice president of acquisitions for TNP Strategic Retail Trust” is incorrect. Mr. Corea serves as the Senior Vice President of Commercial Acquisitions of our sponsor, Thompson National Properties, LLC.
     5. The statement in the sixth paragraph of the article that “TNP Strategic Retail Trust plans to increase the center’s occupancy, which is currently 80.7%” is a forward-looking statement. As with any forward-looking statement, this statement and any other forward-looking statements in the article are subject to risks and uncertainties that could cause the actual results to differ materially from those stated. Please read the section of our prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”
     GlobeSt.com is a global provider of financial data and news and is in the business of, among other things, publishing written communications. GlobeSt.com is unaffiliated with TNP Strategic Retail Trust and its affiliates, including Thompson National Properties, LLC, and neither TNP Strategic Retail Trust nor any of its affiliates made any payment or gave any consideration to GlobeSt.com in connection with the publication of the following article.
GlobeSt.com
TNP REIT to Buy $8M Shopping Center
June 15, 2010
By Jennifer Duell Popovec
     TUCSON-TNP Strategic Retail Trust Inc. has agreed to purchase Northgate Plaza Shopping Center for $8.1 million, which translates into a 9.5% cap rate.
     The Irvine, CA-based non-traded REIT, which invests in grocery and drug-store anchored, multitenant necessity retail properties, will acquire the 103,500-square-foot center from Crestline Investments LLC. It will assume a $4.4 million loan for the property.
     “Tucson is a stable market with less volatility than the rest of Arizona,” says Steve Corea, senior vice president of acquisitions for TNP Strategic Retail Trust.
     Situated on roughly 7.8 acres at the northeast corner of Grant Road and Alvernon Way, Northgate Plaza houses 13 tenants. It is anchored by Wal-mart Neighborhood

Market, which occupies 42,685, or 41.5%, of the center. The national grocery chain has a long-term lease through May 2025. Northgate Plaza’s junior anchors include Dollar Tree and Tuesday Morning, which are joined by Rent A Center, Burger King, Subway and Radio Shack.
     “We found this property attractive because of Wal-Mart Neighborhood Market and its AA credit rating by Standard & Poor’s, the population density, with more than 37 percent of Tucson’s population within 5 miles and the declining unemployment rate in this market,” Corea says. “Additionally, the intersection at Grant Road/Alvernon Way has heavy pass through traffic daily.”
     Corea tells GlobeSt. that TNP Strategic Retail Trust plans to increase the center’s occupancy, which is currently 80.7%.
     Debbie Heslop at Volk Company represented the seller in the transaction.
     TNP Strategic Retail Trust has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents TNP Strategic Retail Trust has filed with the SEC for more complete information about TNP Strategic Retail Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, TNP Strategic Retail Trust, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-982-7846.